FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

   (Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4–11

SUPPLEMENTAL SCHEDULE –

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2011	12

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

-i-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WIPFLI LLP

June 22, 2012

Wausau, Wisconsin

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

Assets
Investments, at fair value	$ 195,664,386	$ 200,981,538

Receivables:
Employer	1,732,434	140,547
Participants	176,501	59,668
Notes receivable from participants	3,926,223	3,905,542
Pending trades	–	243,068
Accrued income	220,011	230,505

Total receivables	6,055,169	4,579,330

Total assets	201,719,555	205,560,868

Liabilities
Pending trades	248,266	–

Net assets available for benefits at fair value	201,471,289	205,560,868

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(1,193,506)	(568,944)

Net assets available for benefits	$ 200,277,783	$ 204,991,924

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$ (6,668,061)	$ 14,471,251
Interest	1,758,326	1,553,051
Dividends	1,664,069	1,147,806
Other	2,459	21,003
	(3,243,207)	17,193,111
Less investment expenses	(254,274)	(52,391)
	(3,497,481)	17,140,720
Interest income on notes receivable from participants	143,323	172,774

Net investment (loss) income	(3,354,158)	17,313,494

Contributions:
Employer	5,578,105	2,883,609
Participant	9,567,035	9,505,064
Participant rollovers	406,228	158,130

Total contributions	15,551,368	12,546,803

Deductions from net assets attributed to – benefits paid to participants	16,911,351	12,476,362

Net (decrease) increase in net assets available for benefits	(4,714,141)	17,383,935
Net assets available for benefits at beginning of year	204,991,924	187,607,989

Net assets available for benefits at end of year	$ 200,277,783	$ 204,991,924

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS

AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”). Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

Non-Bargained Employees—During 2010, the Company matched non-bargained participant contributions at a rate of $0.50 for every $1.00 contributed on the first 3% and $0.35 for every $1.00 contributed on the second 3%, up to 6% of a participant’s annual compensation as defined in the Plan.

As of January 1, 2011, the Company match on non-bargained participant contributions is 100% of the first 4% of eligible compensation as defined in the Plan.  In addition, the Company makes non-elective contributions of 2% of eligible compensation up to the Social Security-defined wage base, plus 4% above the wage base to a maximum eligible compensation amount as defined in the Plan.  Employees must work 1,000 hours in a plan year, and be actively employed on December 31, or have terminated employment during the Plan year after attaining age 55, to receive the non-elective contribution.

For the year ended December 31, 2010, the Plan allowed for an additional Company matching contribution to be made for participants employed on the last day of the year or who terminated employment during the year due to death, retirement on or after attainment of age 55, or disability.  The amount of the additional Company matching contribution is determined based on the Company’s financial performance during the Plan year.  There were no additional matching contributions for the year ended December 31, 2010.

Bargained Employees— During 2011 and 2010, the Company matching contribution differed by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.17 per $1.00 contributed up to 3% of a participant’s annual gross compensation.  The Plan provides an additional defined contribution to bargained employees of one certain collective bargaining unit.  The maximum matching contribution is $0.60 per each hour of service credited to the employee up to 2,080 hours in the Plan year.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income (loss) and any related administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings (losses) among various registered investment companies (e.g. mutual funds), a common/collective trust (stable value fund), and a Company common stock fund.  The amount of all contributions and related earnings allocated by a participant to the Company common stock fund is limited to 10%.  This limitation applies only to the contributions and related earnings made to the Plan after January 1, 2011.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions made prior to January 1, 2011 after three years of vesting service, or at the rate of 33 ⅓% per year of service. Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.  As of January 1, 2011, non-bargained participants have immediate full vesting in Company matching and non-elective contributions made after January 1, 2011.

Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method. The payment options available are lump-sum or periodic payments.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution. These forfeitures are used to reduce future Company contributions. The amount of forfeitures available at December 31, 2011 and 2010 was $150,669 and $190,354, respectively.  During the years ended December 31, 2011 and 2010, employer contributions were reduced by $58,775 and $155,366, respectively, from forfeited nonvested accounts.

Notes Receivable From Participants— As of January 1, 2011, non-bargained participant contributions, rollover contributions, and Company contributions are not eligible for participants loans.  Non-bargained participants continue to be allowed to borrow from participant contributions made prior to January 1, 2011.  Loan transactions are treated as a segregated investment of the participant’s accounts. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company’s employee benefits committee. Interest rates on existing loans range from 3.25% to 9.00% at December 31, 2011. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances. Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Notes Receivable From Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Benefits—Benefits are recorded when distributed. For the year-ended December 31, 2011, there were no benefit payments requested in 2011 that were distributed in 2012. The amount of benefit payments requested in 2010 that were distributed in 2011 was $220,406.

Investment Valuation and Income Recognition—The Plan’s various registered investment companies, investments in common/collective trusts, and company stock fund investments, are recorded at fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820 on the last day of the Plan year.  ASC 820 discusses acceptable valuation techniques and inputs to these techniques.  These inputs are assumptions market participants use in pricing investments.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets (e.g., NYSE, NASDAQ, or other exchange) for assets identical to the securities to be valued.  If a level 1 input is available, it must be used.

Level 2 – Inputs other than quoted market prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing utilizing yield curves, quoted prices for similar assets in active markets, and inputs derived from observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets.  For level 3 inputs, there is no market data or correlations with market assumptions.

As described in ASC Topic 946, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 946, the Statements of Net Assets Available for Benefits present the fair value of the BMO Employee Benefit Stable Principal Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  Accordingly, the investments as of December 31, 2011 and 2010, have been increased by $1,193,506 and $568,944, respectively, to reflect fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Securities transactions are accounted for on a trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation and depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including registered investment companies (e.g. mutual funds), common/collective trusts, and company stock fund investments. Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications—Certain prior period financial balances have been reclassified to conform to the current year’s presentation.

Subsequent Events—Subsequent events have been evaluated through the date that the financial statements were available to be issued, and noted no events occurring during such period that would require recognition in the financial statements.

3.

FAIR VALUE MEASUREMENT

The following summarizes the classification of investments by level and method of valuation in accordance with the requirements of ASC 820:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 13,501,816	$ 13,501,816	$ –	$ –
Mid cap funds	5,517,122	5,517,122	–	–
Large cap funds	53,501,485	53,501,485	–	–
International funds	13,842,427	13,842,427	–	–
Balanced funds	42,034,991	42,034,991	–	–
Total registered investment companies	128,397,841	128,397,841	–	–

Common/collective trusts:
Stable principal	60,868,814	–	60,868,814	$ –

Wausau Paper Corp. Company Stock Fund	6,397,731	6,397,731	–	–
Total	$ 195,664,386	$ 134,795,572	$ 60,868,814	$ –

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 15,387,658	$ 15,387,658	$ –	$ –
Mid cap funds	5,377,071	5,377,071	–	–
Large cap funds	58,869,391	58,869,391	–	–
International funds	16,150,325	16,150,325	–	–
Balanced funds	40,972,699	40,972,699	–	–
Total registered investment companies	136,757,144	136,757,144	–	–

Common/collective trusts:
Stable principal	57,463,348	–	57,463,348	–
Target retirement – 2010	3	–	3	–
Target retirement – 2050	5	–	5	–
Total common/collective trusts	57,463,356	–	57,463,356	–

Wausau Paper Corp. Company Stock Fund	6,761,038	6,761,038	–	–
Total	$ 200,981,538	$ 143,518,182	$ 57,463,356	$ –

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

•

Investments in registered investment companies are valued using quoted market prices.

•

Investments in common/collective trusts are valued by the issuer utilizing quoted market prices of the underlying investments included in the common/collective trust.  The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.  The common/collective trust’s objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund and is primarily invested in traditional and synthetic investment contracts.  As of December 31, 2011 and 2010, there are no unfunded commitments on the funds.  The funds are able to be redeemed with written notice, on a daily basis, for the years ended December 31, 2011 and 2010.  The fund does not require a redemption notice period.

•

The Wausau Paper Corp. Company Stock Fund consists of common stock of Wausau Paper Corp. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.

INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	Asset Fair Value
	2011	2010
Registered investment companies:
American Growth Fund of America	21,136,844	12,871,811
Artisan International Fund	11,202,772	13,031,634
Brandywine Blue Chip Fund	–	11,595,006
Oakmark Equity & Income Fund	22,846,663	23,350,163
Royce Opportunity Fund	10,653,903	12,818,475
Vanguard Institutional Index	11,079,929	11,094,031

Investment contracts between financial institutions –
Common/collective trust-
BMO Employee Benefit Stable Principal Fund, at
contract value	59,675,308	56,894,404

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in
	Fair Value
	2011	2010

Wausau Paper Corp. Company Stock Fund	$ (96,442)	$ (1,625,013)
Common/collective trusts	16	(615,377)
Registered investment companies	(6,571,635)	16,711,641

	$ (6,668,061)	$ 14,471,251

5.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$ 200,277,783	$ 204,991,924
Participant loans in default	–	(2,519)

Net assets available for benefits per Form 5500	$ 200,277,783	$ 204,989,405

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2011, to Form 5500:

Net decrease in net assets available for benefits per the financial statements	$ (4,714,141)
Participant loans in default	2,519

Net decrease in net assets available for benefits per Form 5500	$ (4,711,622)

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 18, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.   The Plan has been amended since last receiving the determination letter.  However, the plan administrator and Plan’s benefits counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

7.

RELATED PARTY TRANSACTIONS

The Plan invests in the Wausau Paper Corp. Company Stock Fund. In addition, certain plan investments represent shares of a collective trust fund managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  During the years ended December 31, 2011 and 2010, total fees paid by the Plan for investment management services were $254,274 and $52,391, respectively.

Notes receivable from participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

******

WAUSAU PAPER CORP. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	Marshall & Ilsley Trust Company, N.A.	Wausau Paper Corp. Common Stock
		–Wausau Paper Corp. Company Stock Fund	**	$ 6,397,731
*	Marshall & Ilsley Trust Company, N.A.	Common/collective trust
		–BMO Employee Benefit Stable Principal Fund	**	59,675,308
	Kinder Morgan Management LLC	Common stock
		–Kinder Morgan Management LLC	**	80
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2020 Portfolio	**	4,147,524
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2030 Portfolio	**	6,326,029
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2040 Portfolio	**	1,108,594
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2050 Portfolio	**	2,103,667
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath Retirement Fund	**	5,502,433
	Invesco Small Cap Growth Fund	Registered investment company
		– Invesco Small Cap Growth Fund	**	2,847,913
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	11,202,772
	American Growth Fund	Registered investment company
		–American Growth Fund	**	21,136,844
	Davis New York Venture Fund	Registered investment company
		–Davis New York Venture Fund	**	8,467,661
	Fidelity Advisor Equity Income Fund	Registered investment company
		–Fidelity Advisor Equity Income Fund	**	5,139,606
	Calamos Growth Fund	Registered investment company
		–Calamos Growth Fund	**	7,677,446
	TIAA-CREF Institutional Mid Cap Value Fund	Registered investment company
		–TIAA-CREF Institutional Mid Cap Value Fund	**	5,517,122
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	22,846,663
	Royce Opportunity Fund	Registered investment company
		–Royce Opportunity Fund	**	10,653,903
	Vanguard Institutional Index Fund	Registered investment company
		–Vanguard Institutional Index Fund	**	11,079,929
	Dodge & Cox International Fund	Registered investment company
		–Dodge & Cox International Fund	**	2,639,655
*	Various Participants	Participant loans (maturing 2012-2021 at
		interest rates of 3.25% – 9.00%)	-0-	3,926,223
	Total assets (held at end of year)			$ 198,397,103
	*Party-in-interest
	**Cost information is not required for participant-directed investments and therefore is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP.

EMPLOYEE BENEFITS COMMITTEE

DATE:  June 22, 2012

By:  CURTIS R. SCHMIDT

Curtis R. Schmidt

Member

EXHIBIT INDEX

to

FORM 11-K

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2011

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP